Isleworth Healthcare Acquisition Corp

970 Lake Carillon Drive, Feather Sound, Suite 300

St. Petersburg, Florida 33716

February 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:    Isleworth Healthcare Acquisition Corp.

          Registration Statement on Form S-1

          File No. 333-252308

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Isleworth Healthcare Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on February 24, 2021, or as soon thereafter as possible on such date.

Very truly yours,

Isleworth Healthcare Acquisition Corp.

By:	/s/ Dan Halvorson
Name: Dan Halvorson
Title: Chief Financial Officer